October 7, 2024

Raymond Nobu Chang
Chief Executive Officer
Agrify Corporation
2468 Industrial Row Drive
Troy, MI 48084

       Re: Agrify Corporation
           Registration Statement on Form S-1
           Filed September 27, 2024
           File No. 333-282387
Dear Raymond Nobu Chang:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed September 27, 2024
General

1. We note you are attempting to register the Filing Default Shares, Effectiveness
       Default Shares and Additional Commitment Shares for resale. However, it is not clear from your disclosure or the Registration Rights Agreement at Exhibit
10.26 that such
       shares have been issued and are outstanding or deemed to be outstanding. Please revise your prospectus to clarify whether all of the securities to be registered for resale are outstanding. If they are not outstanding, or deemed to be outstanding, provide your basis for registering the resale of such securities at this time.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 7, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Robert A. Petitt, Esq.